Filed by ChipMOS Technologies Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: ChipMOS Technologies Bermuda Ltd

(Commission File No.: 000-31106)

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ALERT: ISS and Glass Lewis Recommend ChipMOS Shareholders Vote “FOR” Proposed Merger

Hsinchu, Taiwan, August 3, 2016 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company’’) (NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today announced that Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis, two leading independent proxy voting and corporate governance advisory firms, recommended ChipMOS shareholders vote “For” the Company’s proposed merger (the “Merger”) with and into ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), a company limited by shares incorporated under the laws of the Republic of China (“R.O.C.”) and a 58.3% directly owned subsidiary of ChipMOS as of January 21, 2016, with ChipMOS Taiwan being the surviving company after the Merger.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “We are very pleased with the favorable recommendations and support from both ISS and Glass Lewis. These recommendations serve as further validation of the potential strategic and financial benefits to our Company and shareholders.”

The merger is described in the Company’s proxy statement filed with the U.S. Securities and Exchange Commission (“SEC”) relating to the Company’s annual general meeting of shareholders (the “Annual General Meeting”) scheduled to be heled on August 12, 2016, at 9:00 A.M. (Taipei Time) at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C..

Shareholders who have any questions or need assistance voting their shares should contact the Company’s proxy solicitor, Alliance Advisors, LLC, at +1-973-873-7710.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan and Qinpu Industrial Zone in Shanghai, ChipMOS and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on the Taiwan Stock Exchange under Stock Ticker 8150.

This press release is not an offering of securities for sale in any jurisdiction

ChipMOS TECHNOLOGIES INC. (“ChipMOS TW”) filed with the U.S. Securities and Exchange Commission (the “U.S. SEC”) a registration statement on Form F-4 on February 26, 2016, in connection with the merger of ChipMOS TECHNOLOGIES (Bermuda) LTD. (“IMOS”) with and into ChipMOS TW. The Form F-4 has been declared effective by the U.S. SEC on June 23, 2016. The Form F-4 contains a prospectus, the proxy statement for the merger, and other documents. In addition, certain participants in the merger including IMOS filed with the U.S. SEC a Schedule 13E-3 transaction statement on February 26, 2016, in connection with the merger. These documents, as they may be amended from time to time, contain important information about ChipMOS TW and IMOS, the merger, and related matters including the terms and conditions of the transaction. U.S. shareholders of IMOS are urged to read these documents, as they may be amended from time to time, carefully before they make any decision at any shareholders’ meeting of IMOS with respect to the merger. The Form F-4, prospectus, proxy statement, Schedule 13E-3, and all other documents filed with the U.S. SEC in connection with the merger are available, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, these documents are available, free of charge, to shareholders of IMOS who make a written request to irene_tsai@chipmos.com.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.